FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated September 30, 2016 of Diana Shipping Inc. (the "Company") announcing that, through two separate wholly-owned subsidiaries, the Company signed two addenda with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd., to extend the delivery dates of the two Newcastlemax dry bulk carriers, Hull No. H2548 and Hull No. H2549.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: September 30, 2016	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net
DIANA SHIPPING INC. ANNOUNCES SIGNING OF ADDENDA
TO THE SHIPBUILDING CONTRACTS OF TWO NEWBUILDINGS
ATHENS, GREECE, September 30, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, through two separate wholly-owned subsidiaries, it signed two addenda with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd., to extend the delivery dates of the two Newcastlemax dry bulk carriers, Hull No. H2548 and Hull No. H2549. The delivery date of the Hull No. H2548  has been extended from September 29, 2016 to not earlier than December 26, 2016 and not later than December 30, 2016 while the delivery date of the Hull No. H2549 has been extended from November 30, 2016 to not earlier than March 13, 2017 and not later than March 20, 2017. Both addenda are subject to the construction completion of the vessels.
Excluding the aforementioned vessels, Diana Shipping Inc.'s fleet currently consists of 46 dry bulk vessels (2 Newcastlemax, 14 Capesize, 3 Post-Panamax, 4 Kamsarmax and 23 Panamax). The Company also expects to take delivery of one new-building Kamsarmax dry bulk vessel during the fourth quarter of 2016. As of today, the combined carrying capacity of the Company's fleet, excluding the three vessels not yet delivered, is approximately 5.2 million dwt with a weighted average age of 7.9 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.
About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.